Financial Statements, Supplemental Schedules and Report of Independent Registered Public Accounting Firm

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

December 31, 2025

United States
Securities and Exchange Commission
Washington, D.C.
Annual Audited Report
Form X-17A-5 Part III
Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-26901

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CNL Securities Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

450 South Orange Ave
(No. and Street)

Orlando (City) FL (State) 32801 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tracy Turner (Name) 407-540-2707 (Area Code – Telephone Number) Tracy.Turner@cnl.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars LLP
(Name – if individual, state last, first, and middle name)

910 E. St. Louis Street Suite 400 (Address) Springfield (City) MO (State) 65806 (Zip Code)

10/16/2003 (Date of Registration with PCAOB)(if applicable) 686 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tracy Turner _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CNL Securities Corp. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Tracy J Turner*

Title:

Financial Operations Principal

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements, Supplemental Information and Report of Independent Registered Public Accounting Firm

**CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)**

December 31, 2025

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Table of Contents

Forvis Mazars, LLP
400 N. Ashley Drive, Suite 2540
Tampa, FL 33602
P 813.421.9299
F 813.436.3405
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors and Equity Owners of
CNL Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CNL Securities Corp. (the "Company") as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I - Computation of Net Capital Under Rule 15c3-1, of the Securities Exchange Commission, and Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5.

In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Forvis Mazars, LLP

We have served as the Company's auditor since 2023.

Tampa, Florida
February 26, 2026

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Statement of Financial Condition (in thousands, except per share and share data)
December 31, 2025

Assets

Cash	$	2,145
Accounts receivable		662
Accounts receivable - related parties		148
Prepaid expenses and other assets		137
Property and equipment – net		17
Total assets	$	3,109

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued liabilities	$	842
Commissions payable to brokers and dealers		622
Due to Parent		23
Total liabilities		1,487

Commitments and Contingencies (Notes F and G)

Stockholder's equity:

Common stock – 100 shares authorized; par value $1.00 per share; 100 shares issued and outstanding		-
Additional paid-in capital		263,365
Accumulated deficit		(261,743)
Total stockholder's equity		1,622
Total liabilities and stockholder's equity	$	3,109

The accompanying notes are an integral part of these financial statements.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Statement of Operations (in thousands)

For the Year Ended December 31, 2025

Revenues:		
Commissions and fees	$	2,320
Other income-employee retention credit		861
Interest income		140
Total revenues		3,321
Expenses:		
Commissions expense to brokers and dealers		3,786
Commissions expense to employees		1,827
Selling expenses		1,664
Salaries and benefits		5,723
General and administrative expenses		2,943
Total expenses		15,943
Net loss		$ (12,622)

The accompanying notes are an integral part of these financial statements.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Statement of Changes in Stockholder's Equity (in thousands)

For the Year Ended December 31, 2025

	Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total	
Balance, January 1, 2025	$	-	$	250,165	$	(249,121)	$	1,044
Net loss		-		-		(12,622)		(12,622)
Capital contributions from Parent		-		13,200		-		13,200
Balance, December 31, 2025	$	-	$	263,365	$	(261,743)	$	1,622

The accompanying notes are an integral part of these financial statements.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Statement of Cash Flows (*in thousands*)

For the Year Ended December 31, 2025

Cash flows from operating activities:

Net loss	$	(12,622)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		6
Changes in operating assets and liabilities:		
Accounts receivable		(662)
Accounts receivable - related party		(33)
Prepaid expenses and other assets		5
Accounts payable and accrued liabilities		344
Commissions payable to brokers and dealers		36
Due to parent		(12)
Net cash used in operating activities		(12,938)
Cash flows from investing activities:		
Purchases of property and equipment		(17)
Net cash used in investing activities		(17)
Cash flows from financing activities:		
Capital contributions from Parent		13,200
Net cash provided by financing activities		13,200
Net increase in cash		245
Cash at beginning of year		1,900
Cash at end of year	$	2,145

The accompanying notes are an integral part of these financial statements.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Notes to Financial Statements (in thousands)
For the Year Ended December 31, 2025

Note A – Organization and Summary of Significant Accounting Policies

Organization and Business Activity:

CNL Securities Corp. (the Company) is a Florida Corporation and is a wholly-owned subsidiary of CNL Financial Group, Inc. (CFG), which is a wholly-owned subsidiary of CFG I, Inc. (CFG I) (collectively, the Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as the broker-dealer for the sale of shares in publicly registered, nontraded offerings as well as private placements (the offerings). Commissions and fees are generated from the sale of these shares. The Company's operations are based in Orlando, Florida.

The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America and reflect practices appropriate to brokers and dealers in the securities industry in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

The carrying amount of cash, accounts receivable, accounts receivable – related parties, accounts payable and accrued liabilities, due to parent and commissions payable to brokers and dealers approximate fair value because of the short-term maturity of these items.

Revenue Recognition:

Commissions and fees are charged on each broker-dealer transaction at the date the investor is admitted as a shareholder. The commissions and fees and related expenses from the sale of shares of the offerings are recognized as revenue and expense, respectively, when earned and are recorded on the date the investor is admitted as a shareholder.

For certain share classes, in addition to upfront commissions and dealer manager fees, ongoing distribution and shareholder servicing fees are charged on each broker-dealer transaction. The upfront commissions and fees are charged and recorded at the date the investor is admitted as a shareholder. The performance obligation is satisfied on this date because that is when the pricing is agreed upon and the risks and rewards of ownership transfer to the purchaser. The ongoing distribution and shareholder servicing fees are charged monthly in arrears. Revenue is recognized monthly as that is when the fee is determinable and the performance obligations have been completed.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Notes to Financial Statements (in thousands)
For the Year Ended December 31, 2025

Government Grants:

During the year ended December 31, 2025, the Company recorded $861 for Employee Retention Tax Credits (ERTC) related to 2021, plus interest of $140. The ERTC is a refundable tax credit for certain eligible businesses and tax-exempt organizations that had employees and were affected during the COVID-19 pandemic. The Company elected to treat these tax credits as government grants. As such, $861 is included in other income for the year ended December 31, 2025. Included in accounts receivable at December 31, 2025 is $662 for ERTC and interest not yet received. The amounts are deemed to be fully collectible.

Cash and Cash Equivalents:

Cash and cash equivalents include deposits held with banks, money market funds and all highly liquid financial instruments with an original maturity of three months or less when purchased.

Accounts Receivable – Related Parties:

The Company follows Financial Accounting Standards Board (FASB) ASU 2016-13, Credit Losses (Accounting Standards Codification (ASC) 326). The Company regularly evaluates all accounts receivable and estimates losses for uncollectible accounts based on current expected credit losses, including reviewing historical experience and the evaluation of the likelihood of success in collecting specific receivables. If management believes an amount will not be collected, it is charged to expense. There were no amounts written off during the year ended December 31, 2025.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The Company early adopted this guidance effective December 31, 2025. The Company elected the practical expedient related to the estimation of credit losses on current accounts receivable and contract assets. The adoption had no impact on the Company's financial statements.

Property and Equipment:

Property and equipment is stated at cost less accumulated depreciation and amortization. Major renewals and betterments are recorded as property and equipment while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed currently. Gain or loss on retirement or disposal of an individual asset is recorded currently as income or expense. Depreciation is computed beginning on the date the asset is placed into service using the straight-line method over the following estimated lives:

	Years
Office furnishings, fixtures and equipment	5-7
Computer software and hardware	3-5

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)
Notes to Financial Statements (in thousands)

Income Taxes:

Effective January 1, 2007, CFG I elected to be treated for tax purposes as a subchapter S corporation under the Internal Revenue Code (IRC). In conjunction with this election, the Company became a qualified subchapter S subsidiary and, therefore, is a disregarded entity for income tax purposes. Accordingly, the income or loss is included in the tax filing of CFG I and the accompanying statement of operations does not include a provision for federal income taxes or state income taxes in states that recognize the subchapter S corporation election. No formal tax sharing agreement exists.

The Company accounts for income taxes under standards that address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements as a reduction to income tax expense and related income tax liabilities. As of December 31, 2025, the Company recorded no liability for uncertain tax positions. The Company and its parent, CFG I, may still be subject to examination by the respective tax jurisdictions for tax years subsequent to 2020.

During the year ended December 31, 2025, the Company adopted A*SU No. 2023-09, Income Taxes: Improvements to Income Tax Disclosures* (ASC 740). This update requires enhanced, disaggregated disclosures in our effective tax rate reconciliation and income taxes paid, but adoption did not have any impact on the Company's financial positions, results of operations, or cash flows.

Contribution of Capital:

Historically, the Company has sustained losses and is dependent upon the willingness and ability of its parent and its owner to make capital contributions to fund the negative cash flows and/or meet the Company's net capital requirements. CFG and its owner intend to continue to support the Company over the next twelve months from report issuance date. CFG contributed capital totaling $13,200 during the year ended December 31, 2025.

Segment Reporting:

The Company’s sale of shares in the offerings is the Company’s only reportable segment as it is managed as one business with all resources and management decisions based on these earnings and costs as a whole. The accounting policies of the sale of shares in the offerings segment are described in the Summary of significant accounting policies.

The Company’s chief operating decision maker (“CODM”) is one of the co-chief executive officers of CFG I, Inc. The CODM assesses performance and decides how to allocate resources based on net income that is reported on the income statement as net income. Net income is used to monitor budget versus actual results. The CODM regularly receives detailed information regarding sales, direct costs including commissions expense to brokers and dealers, commissions expense to employees, selling expenses, salaries and benefits, and significant general and administrative expenses to assess the performance of the single segment and make resource allocation decisions. The measure of segment assets is reported on the balance sheet as total assets, all of which are held in the United States.

The Company does not have intra-entity sales or transfers. The sale of shares in the offerings segment earns all its revenue in the United States and manages the business activities on a consolidated basis.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Notes to Financial Statements (in thousands)
For the Year Ended December 31, 2025

Recently Issued Accounting Pronouncement:

Occasionally, new accounting pronouncements are issued by the FASB or other standard setting bodies which the Company adopts as of the specified effective date. Unless otherwise discussed, the Company believes the impact of recently issued standards which are not yet effective will not have a material impact on its financial statements upon adoption.

Comprehensive Income. In November 2024, the FASB issued ASU No. 2024-.03, *Reporting Comprehensive Income – Expense Disaggregation Disclosures* (ASC 220) to require entities to provide more detailed information about expenses. ASU 2024-03 is effective for the Company for annual periods beginning after December 15, 2026. The Company has not yet evaluated the impact on its financial statements.

Note B - Related Party Transactions

Transactions with Affiliated Companies:
The Company serves as a broker-dealer for related party publicly registered nontraded offerings. Certain officers of CFG and affiliates of the Company are also officers and directors of the public offerings.

Pursuant to the dealer manager agreements between the Company and CNL Strategic Capital, LLC, the Company is entitled to receive selling commissions, dealer manager fees, and on-going distribution and shareholder servicing fees on gross offering proceeds raised.

	CNL Strategic Capital LLC	
Class A		
Selling commission (per share)	6.00%	
Dealer manager fee (per share)	2.50%	
Class T		
Selling commission (per share)	3.00%	
Dealer manager fee (per share)	1.75%	
Shareholder servicing fees (per share)	1.00%	(1)
Class D		
Shareholder servicing fees (per share)	0.50%	(1)

(1) The shareholder servicing fee is paid at an annual amount equal to 1.00% for class T and 0.5% for class D of the estimated net asset value per share, accrued daily and payable on a monthly basis in arrears.

The Company reallows all selling commissions earned to participating brokers and dealers. In addition, the Company also receives a dealer manager fee, which may be reallowed to participating brokers and dealers.

The Company earned upfront commissions, dealer manager fees, and ongoing distribution and shareholder servicing fees from related entities for the year ended December 31, 2025 of $625, $359 and $1,336, respectively. With certain purchases of shares, the upfront selling commission and/or dealer manager fee may be reduced or eliminated. At December 31, 2025, the Company had receivables for commissions and fees due from related parties of $148.

At December 31, 2025, the Company owed $23 to CFG for amounts paid by CFG on behalf of the Company in excess of payments made.

Affiliates of CFG provide marketing, administration, technology systems, human resources, accounting, tax and compliance services to the Company. Costs are allocated based on the estimated cost of services utilized based on an expense sharing agreement. Amounts paid for these services amounted to $1,260 for the year ended December 31, 2025 and are included in general and administrative expenses in the accompanying statement of operations.

Under an expense sharing agreement with CFG, the Company has been allocated a portion of a non-cancelable operating lease. The lease provides for minimum monthly payments through July 2032, currently at $17 per month to the Company. Rent expense relating to the Company's square footage allocation of this lease agreement totaled $197 for the year ended December 31, 2025, and is included in general and administrative expenses in the accompanying statement of operations.

Note C – Property and Equipment

As of December 31, 2025, property and equipment consisted of the following:

Computer software and hardware	$	533
Office furnishings, fixtures and equipment		229
		762
Less: Accumulated depreciation and amortization		(745)
	$	17

Depreciation and amortization expense amounted to $6 for the year ended December 31, 2025 and is included in general and administrative expenses in the accompanying statement of operations.

Note D – Capital Requirements

The Company is subject to the rule 15c3-1 under the Securities Exchange Act of 1934. The rule provides that the Company is required to maintain a minimum net capital of the greater of $25 or 6 2/3% of aggregate indebtedness. The net capital of the Company as of December 31, 2025 was $752 and 6 2/3% of aggregate indebtedness was $99. Excess net capital of the Company as of December 31, 2025 was $653.

Notes to Financial Statements (in thousands)

The Company did not have any liabilities subordinated to claims of general creditors during the year ended December 31, 2025, and is exempt from the provisions of Rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) participating in offerings via subscriptions, in an offering for a fund sponsored by an affiliate, on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (3) did not carry accounts of or for customers; and (4) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

There were no material differences between the computation of net capital under rule 15c3-1 included in the unaudited FOCUS report and the computation of net capital in the accompanying Schedule I.

Note E – 401(k) Plan

Employees of the Company are included in CFG's defined contribution 401(k) plan (the Plan). The Plan is designed in accordance with the applicable sections of the IRC and is not subject to minimum funding requirements. The Plan covers all eligible employees of the Company as of the date of hire. Employees may elect to contribute up to a maximum of 90% of their salary under Internal Revenue Service regulations. The Company has a discretionary matching policy in which the Company generally matches 50% of the first 7% of each employee contribution for employees that have completed six months of service. For the year ended December 31, 2025, the Company's contribution amounted to $192 and is included in salaries and benefits in the accompanying statement of operations.

Note F – Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and accounts receivable.

The Company maintains cash balances at financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250. At times during the year and at December 31, 2025, balances in these accounts exceeded the federally insured limits; however, the Company has not experienced any losses in such accounts.

Concentrations of credit risk with respect to accounts receivable and commissions and fees relates to the Company's business activity being substantially all from the sale of securities of affiliated entities (see Note B).

Note G - Contingencies

From time to time, the Company is party to various legal actions and regulatory inquiries arising in the ordinary course of its business. While the results of these matters cannot be predicted with certainty, management believes that the final outcome of such legal actions or regulatory inquiries will not have a material adverse effect on the Company's financial position.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Notes to Financial Statements (in thousands)
For the Year Ended December 31, 2025

Note H – Subsequent Events

The Company evaluated all subsequent events through the date that the accompanying financial statements were issued and determined no material events that required recognition or disclosure.

Subsequent to December 31, 2025, CFG contributed capital totaling $2,500.

Supplemental Information

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025

Computation of Net Capital

Total Ownership Equity	$ 1,622,971
Non-Allowable Assets:	
Non-allowable receivables	716,491
Prepaid expenses and other assets	137,539
Property and equipment, net	17,285
Total non-allowable assets	871,315
Net Capital	$ 751,656

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness of $1,487,082)	99,139
Minimum dollar net capital requirement	25,000
Net capital requirement	99,139
Excess net capital	652,517
Excess net capital at 1000%	602,948
Percent: Aggregate indebtedness to net capital	198%

Note: There are no material differences between the preceding computation and the Company's unaudited part IIA of Form X-17a-5 as of December 31, 2025.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Schedule II – Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2025 under the Securities Act of 1934 (the "Rule"), relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to 1) participating in offerings via subscriptions, in an offering for a fund sponsored by an affiliate, on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (3) did not carry accounts of or for customers; and (4) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Accordingly, there are no items to report under this Rule.

See Report of Independent Registered Accounting Firm

Report of Exemption and Report of Independent Registered Public Accounting Firm

**CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)**

December 31, 2025

Forvis Mazars, LLP
400 N. Ashley Drive, Suite 2540
Tampa, FL 33602
P 813.421.9299
F 813.436.3405
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors and Equity Owners of
CNL Securities Corp.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) CNL Securities Corp (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) participating in offerings via subscriptions, in an offering for a fund sponsored by an affiliate, on a subscription way basis where the funds are payable to the issuer or its agent and are not to the Company; (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (3) did not carry accounts of or for customers; and (4) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5.

Forvis Mazars, LLP

Tampa, Florida
February 26, 2026

CNL Securities Corp. Exemption Report

CNL Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption from paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to 1) participating in offerings via subscriptions, in an offering for a fund sponsored by an affiliate, on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (3) did not carry accounts of or for customers; and (4) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CNL Securities Corp.

I, Tracy Turner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Tracy J. Turner*

Financial Operations Principal, CNL Securities Corp.

February 26, 2026

Additional Information:

As of May 21, 2021, in light of recent SEC and FINRA guidance issued in July 2020 addressing the various exemptions from the SEC's Customer Protection Rule, and the related guidance SEC and FINRA suggesting that a broker-dealer may be considered a "Non-Covered Firm" under paragraph (k) of Rule 15c3-3 because it does not meet any of the exemptions provided for in paragraph (k), the Company amended its FINRA Membership Agreement representing that the Company does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 under the 1934 Act, (2) carry customer accounts, and (3) carry proprietary accounts of broker-dealers as defined in Rule 15c2-4 under the 1934 Act.